                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-1

                       TENDER OFFER STATEMENT PURSUANT TO

            SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934



                                AMENDMENT NO. 2


                               (FINAL AMENDMENT)


                                      AND


                                  SCHEDULE 13D


                             ---------------------

                TALBERT MEDICAL MANAGEMENT HOLDINGS CORPORATION
                           (Name of Subject Company)

                           TALMED MERGER CORPORATION

                               MEDPARTNERS, INC.
                                   (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                 (together with associated Junior Participating
                        Preferred Stock purchase rights)
                         (Title of Class of Securities)

                                  874121-10-6
                     (Cusip Number of Class of Securities)

                             ---------------------

                         J. BROOKE JOHNSTON, JR., ESQ.
                           SENIOR VICE PRESIDENT AND
                                GENERAL COUNSEL
                               MEDPARTNERS, INC.
                        3000 GALLERIA TOWER, SUITE 1000
                           BIRMINGHAM, ALABAMA 35244
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                      Communications on Behalf of Bidders)

                             ---------------------

                                    COPY TO:
                           ROBERT E. LEE GARNER, ESQ.
                       HASKELL SLAUGHTER & YOUNG, L.L.C.
                           1200 AMSOUTH/HARBERT PLAZA
                            1901 SIXTH AVENUE NORTH

                           BIRMINGHAM, ALABAMA 35203

                                     14D-1

CUSIP NO. 874121-10-6

 1. Name of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

TALMED MERGER CORPORATION

 2. Check the Appropriate Box if a Member of a Group

    (a) [ ]
    (b) [ ]

 3. SEC Use Only

 4. Sources of Funds

        BK, WC, AF


 5. Check the Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(e) or 2(f)                                                       [ ]


 6. Citizenship or Place of Organization

        DELAWARE

 7. Aggregate Amount Beneficially Owned by Each Reporting Person


        Approximately 2,518,874 shares of Common Stock, Par value $.01 per share


 8. Check if the Aggregate Amount in Row 7 Excludes Certain Shares           [ ]

 9. Percent of Class Represented by Amount in Row 7


        Approximately 99%


10. Type of Reporting Person

        CO

                                     14D-1

CUSIP NO. 874121-10-6

 1. Name of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

MEDPARTNERS, INC. TAX ID #63-1151076

 2. Check the Appropriate Box if a Member of a Group

    (a) [ ]
    (b) [ ]

 3. SEC Use Only

 4. Sources of Funds

        BK, WC, OO


 5. Check the Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(e) or 2(f)                                                       [ ]


 6. Citizenship or Place of Organization

        DELAWARE

 7. Aggregate Amount Beneficially Owned by Each Reporting Person


        Approximately 2,518,874 Shares of Common Stock, Par Value $.01 per share


 8. Check if the Aggregate Amount in Row 7 Excludes Certain Shares           [ ]

 9. Percent of Class Represented by Amount in Row 7


        Approximately 99%


10. Type of Reporting Person

        CO

                                 SCHEDULE 14D-1


     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 which relates to the offer by Talmed Merger Corporation (the "Subsidiary"), a Delaware corporation and a wholly-owned subsidiary of MedPartners, Inc., a Delaware corporation ("MedPartners"), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Talbert Medical Management Holdings Corporation at a purchase price of $63.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 20, 1997 and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Pursuant to Special Instruction F of Schedule 14D-1, this Amendment No. 2, which constitutes the Final Amendment to Schedule 14D-1, is deemed to satisfy the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934 with respect to shares acquired by the Subsidiary and MedPartners. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.



ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.



     Item 6 is hereby amended and supplemented by adding thereto the following:



     On September 22, 1997, the Subsidiary accepted for payment a total of 2,518,874 shares which were validly tendered pursuant to the Offer and not withdrawn including approximately 23,339 shares tendered pursuant to Notices of Guaranteed Delivery. Any shares not purchased in the Offer will be cancelled and become the right to receive $63.00 per share at the Effective Time of the merger of the Subsidiary into the Company.



ITEM 10.  ADDITIONAL INFORMATION.



     Item 10 is hereby amended and supplemented by adding thereto the following:



     The Offer terminated at 12:00 midnight, New York City time, on Friday, September 19, 1997.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.


     (a)(9) Text of Press Release issued by MedPartners, dated September 24,
1997.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 26, 1997


                                          TALMED MERGER CORPORATION

                                          By       /s/ LARRY R. HOUSE
                                            ------------------------------------

                                          Its President
                                            ------------------------------------

                                          MEDPARTNERS, INC.

                                          By       /s/ LARRY R. HOUSE
                                            ------------------------------------

                                          Its Chairman and Chief Executive
                                              Officer
                                            ------------------------------------

                                 EXHIBIT INDEX


EXHIBIT
  NO.                                  DESCRIPTION
-------                                -----------
 (a)(9)   --   Text of press release issued by MedPartners on September 24,
               1997.


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